SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2018

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

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EXHIBITS

Exhibit Number
1.1	2018 Interim Report, dated August 23, 2018

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•	the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;
•	the expected impact of tariff changes on our business, financial condition and results of operations;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are

2

intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	August 23, 2018	By:	/s/ Li Yue
			Name:	Li Yue
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

China Mobile Limited Stock Code: 941 Riding on the Trend Interim Report 2018

Contents 1 Financial Highlights 2 Chairman’s Statement 9 Financial Review 11 Interim Financial Information 11 Unaudited Condensed Consolidated Statement of Comprehensive Income 13 Unaudited Condensed Consolidated Balance Sheet 15 Unaudited Condensed Consolidated Statement of Changes in Equity 16 Unaudited Condensed Consolidated Statement of Cash Flows 17 Notes to Unaudited Condensed Consolidated Interim Financial Information 40 Report on Review of Interim Financial Information 41 Other Information FORWARD-LOOKING STATEMENTS Certain statements contained in this interim report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Interim Report 2018 FINANCIAL HIGHLIGHTS Six months ended 30 June 2017 2018 Operating revenue (RMB million) 388,871 391,832 Of which: Revenue from telecommunications services (RMB million) 347,950 356,120 EBITDA2 (RMB million) 140,710 145,886 EBITDA margin3 36.2% 37.2% EBITDA as % of revenue from telecommunications services 40.4% 41.0% Profit attributable to equity shareholders (RMB million) 62,675 65,641 Margin of profit attributable to equity shareholders4 16.1% 16.8% Basic earnings per share (RMB) 3.06 3.21 Dividend per share – Interim (HK$) 1.623 1.826 Dividend per share – Special (HK$) 3.200 – Operating Revenue EBITDA (RMB million) (RMB million) 391,832 145,886 1H2018 1H2018 388,871 140,710 1H2017 1H2017 Profit Attributable to Equity Shareholders Basic Earnings Per Share (RMB million) (RMB) 65,641 3.21 1H2018 1H2018 62,675 3.06 1H2017 1H2017 1 All revenue growth figures contained in this report are derived after applying the new revenue standard (IFRS/HKFRS 15) to the revenue figures of the comparative period last year pursuant to a static calculation. 2 The Company defines EBITDA as profit for the period before taxation, share of profit of investments accounted for using the equity method, finance costs, interest and other income, other gains, depreciation and amortization of other intangible assets. 3 EBITDA margin = EBITDA/Operating revenue 4 Margin of profit attributable to equity shareholders = Profit attributable to equity shareholders/Operating revenue

2 China Mobile Limited CHAIRMAN’S STATEMENT Dear Shareholders, In the first half of 2018, market competition has intensified and cross-sector convergence has increased pace. At the same time, operators were required to take further actions operationally to comply with the state policy of “speed upgrade and tariff reduction”. Faced with this complex environment, across the China Mobile business, we closely adhered to the “Big Connectivity” strategy and took considered moves to proactively tackle both market competition and other emerging challenges, launching various initiatives for the personal mobile, household, corporate and emerging businesses. There was further integration of these four important growth engines, and at the same time a step-up in our reforms and enhancements to our management efficiency. Thanks to these collective and coordinated efforts, we have maneuvered along the course of our development and maintained satisfactory growth in our financial performance. OPERATING RESULTS Our financial performance in the first half of 2018 remained healthy. We recorded operating revenue of RMB391.8 billion, up by 2.9% compared to the same period last year. Telecommunications services revenue was RMB356.1 billion, up by 5.5% compared to the same period last year, maintaining our solid market position. We continued to exercise delicate cost management in order to boost the Company’s cost efficiency. In the first half of 2018, our EBITDA grew by 3.7% compared to the same period last year, reaching RMB145.9 billion. Profit attributable to equity shareholders grew by 4.7% year-on-year to RMB65.6 billion, maintaining our profitability at a leading level among top-tier global telecommunications operators.

Interim Report 2018 CHAIRMAN’S STATEMENT

China Mobile Limited CHAIRMAN’S STATEMENT Our total number of connections has increased to 1.425 billion, comprising 906 million mobile connections, 135 million wireline broadband connections and 384 million IoT (Internet of Things) smart connections. We found it particularly encouraging that in some areas, machine-to-machine connections have already outnumbered human-tohuman connections. With due consideration given to our profitability, current level of cash flow and provision for future development, the Board declared payment of an interim dividend of HK$1.826 per share for 2018, equivalent to a dividend payout ratio of 48%. The Board believes that our industry-leading profitability and on-going ability to generate healthy cash flow will provide sufficient support for our future development and generate good returns for our shareholders. PERSONAL MOBILE MARKET Personal mobile market remains our biggest revenue contributor. In the first half of 2018, we effectively implemented further initiatives in response to the “speed upgrade and tariff reduction” regulatory requirement and proactively mitigated the associated risks in advance. To counter the intensifying competition on customer and data traffic market shares, we further adjusted our strategy and took a series of actions to develop our 4G business as well as data traffic operations. As a result, we saw our 4G net additional customers and data traffic market share swing back to a positive trend. Overall, we maintained our leading position in the personal mobile market. In terms of network construction, we have newly added 190,000 4G base stations in the first half of the year. To reinforce our competitive edge in the premium 4G network, we have made measured investments to ensure adequate network capacity while continuously improving the indoor in-depth coverage. We worked to secure continuous coverage in urban areas while improving the network in rural areas to sustain our leading advantage in overall network coverage and quality. Our ongoing efforts in customer development has paid off with a net addition of 18.61 million mobile customers in the first half of 2018, driving the total number of mobile customers beyond the 900 million milestone. Among this base 680 million are 4G customers. With a net addition of 27.32 million 4G customers in the first half of 2018, the 4G penetration rate of our mobile customers has reached 74.7%. We have implemented various measures to tackle the head-on competition of large-data, low-tariff packages offered by our peers. Firstly, we activated tariff elasticity to capture the upside of data traffic and increased the stickiness for our existing customers. Secondly, against the backdrop of the cancellation of domestic data roaming tariffs, we optimized our package plans and offered a new tariff structure that better suits the needs of our customers. Thirdly, we launched convergence marketing initiatives to uncover potential mobile customers in various business lines including the household and corporate markets. Lastly, we enriched our content offering by fostering cooperation with Internet companies to enhance customer loyalty. Our proactive actions to counter the activities of competitive firms have yielded positive results. In the first half of 2018, the average handset data traffic per user per month, or DOU, of 4G customers exceeded 3GB while the total handset data traffic increased by 153% year-on-year. Data traffic revenue maintained a double-digit growth rate. We will leverage our advantages in scale, network and depth of resources to optimize our marketing strategies and make proactive moves to respond to market competition and fortify our leading position in the 4G market.

Interim Report 2018 CHAIRMAN’S STATEMENT HOUSEHOLD MARKET Household market has become an important growth driver for the Company in the recent years. Committed to boosting network speed and quality with a focus on targeted development, we sped up our expansion in the household market, with increases in both customer base and value. In the first half of 2018, we have recorded growth in market shares in terms of both customers and revenue in the household broadband market. Net growth in household broadband customers reached 18.80 million, accounting for 57% of the total number of net additional customers in the industry, driving the total number of our household broadband customers to 128 million. An increasing number of customers have opted for our higher-end products, with 42.5% of our customers using broadband with bandwidth of 100Mbps or above, up by 20.5 percentage points from the end of 2017. Household broadband revenue reached RMB21.0 billion, representing a year-onyear increase of 49.1% and becoming an important revenue growth driver. We committed substantial effort to building out our smart household ecosystem. Through enhancing the quality of our premium products such as Mobaihe (a digital set-top box) and Smart Home Gateway, we have boosted the growth of our household digital business. In the first half of 2018, the number of subscribers for Mobaihe has exceeded 79.15 million, with a net addition of 21.90 million since the end of 2017. Penetration of this service amongst our household broadband customers reached 61.7%. High network quality and compelling content applications have driven the continued growth in customer value. In the first half of 2018, household broadband blended ARPU reached RMB34.8, or an increase of 7.3% year-on-year. Our focus for the second half of 2018 will remain on upgrading the network and enhancing service quality, in order to obtain more customers and expand the value of our broadband business. CORPORATE MARKET We rode on growth opportunities presented by the “Internet+” state policy through continued expansion into major industries and the development of key products and applications. This has resulted in quantifiable progress in the growth in volume and revenue generated by our corporate business, as well as a strengthened position in this market. We served more than 6.70 million corporate customers and achieved a 21.2% year-on-year rise in telecommunications and informatisation services revenue, with a market share of more than 38%. Internet dedicated lines and IDC (Internet Data Centre) are amongst the key products that maintained a fast pace of growth, with 26.9% year-on-year revenue growth from dedicated lines and 56.8% from IDC. The market shares of the two products increased by 3.8 and 3.5 percentage points from the full year 2017 respectively. We delved into vertical markets by working closely with our partners in seven key sectors, namely industrial, agriculture, education, public administration, finance, transportation and healthcare, providing each with tailored integrated solutions. A number of these solutions have developed in scale, with 11 of them generating annualised revenue of more than RMB100 million. Amongst them, our “and-Education” solution has generated revenue of more than RMB2.0 billion in the first half of 2018. Our commitment to serving SMEs (small and medium-enterprises) was underscored by substantial tariff reductions on Internet dedicated lines, benefiting 2.13 million SMEs. We have launched concessionary corporate broadband packages for SMEs, significantly reducing their broadband access costs. An SME cloud application platform and structured cluster integration packages were launched to build our SME base through multiple channels. In the second half of 2018, we will focus our efforts on key business areas and amplify any synergy with our partnering platforms that own corporate customer resources to speed up our expansion in the strategic markets of individual industries and high-value SMEs. This will allow us to continue a track record of leapfrog development in the corporate market.

China Mobile Limited CHAIRMAN’S STATEMENT EMERGING BUSINESS We have been exploring ways to nurture innovation as a key to creating new growth momentum. In this regard, we are rigorously strengthening our competitiveness and growing our customer base in the emerging business, as well as developing new businesses and models of digital services to support the Company in delivering increased value. The measures have yielded notable results. In the first half of 2018, application and information services revenue grew by 23.5% year-on-year, creating more significant positive impact on the overall revenue. We continued to proactively roll out initiatives which blend technological innovations with product innovations. Based on our core proprietary research and development capabilities, we persistently enhanced our product portfolio and features via our professional operations. We have stepped up efforts in developing competitive digital products, enriching content and innovating marketing models in order to enhance consumer experience. In the first half of 2018, our digital media MIGU introduced FIFA World Cup related quality content and, leveraging this, launched target-oriented Internet marketing that offered membership privileges and large-data packages. The campaign achieved encouraging results. During the period, MIGU recorded more than 4.3 billion viewership on the FIFA World Cup matches. Our mobile payment business is another focus area of development and transaction value of “and-Wallet” has exceeded RMB1.36 trillion. Meanwhile, we continued to leverage the innate advantages from being an ICT (Information and Communication Technology) operator to support the fast development of the ecosystem on our platform. On this platform, we sped up the sharing of our core competency in areas including telecommunications, Internet, IoT and digital household services. We continued to unleash the synergy between our cloud resources and current applications and further developed our data convergence, analysis and application capabilities. These initiatives will create new growth opportunities for our future development. We are building out a high-quality NB-IoT (Narrow band-Internet of Things) network and will realise continuous coverage to areas at town level and above across the country by the end of this year. At the same time, we will continue to promote our self- developed IoT open platform OneNET, as well as constructing a high performance IoT smart service system, in order to provide quality one-stop service for our extensive IoT customer base. In the first half of 2018, our IoT business achieved rapid growth, with a net addition of 155 million IoT smart connections. The total number of IoT smart connections has reached 384 million and revenue from IoT business recorded a year-on-year growth of 47.6%. In the foreseeable future, platforms and applications associated with areas including Internet of vehicles, manufacturing, smart wearables, education and healthcare will become important drivers sustaining revenue growth of the Company. COMPETITION AND REGULATORY ENVIRONMENT The Company’s operating environment has experienced major changes in the recent years surrounding industry transformation and technological evolution, giving rise to new opportunities as well as imposing rigorous challenges for us as peer competition continues to intensify and cross-sector convergence progresses further. The networks, businesses and services offered by existing operators have become more homogenous, creating fierce competition for both customers and data traffic. Operators inevitably have to fundamentally change the way they market their products and services along with how they interact with their customers. On another front, Internet and the real economy are increasingly woven together while the vertical value chain integration as well as horizontal cross- sector integration have become more visible. Peer operators have transformed and upgraded their digital services to foster new growth momentum. Internet companies and other industry players have also moved fast to grasp emerging opportunities and build out their digital strategy.

Interim Report 2018 CHAIRMAN’S STATEMENT In response to the new requirements of “speed upgrade and tariff reduction”, we have cancelled all domestic data roaming tariffs and further reduced tariffs for handset data traffic, household broadband and corporate Internet dedicated lines. These measures directly benefited 750 million user accounts. We have enabled more people to access quality and affordable information and communication services by adopting advanced technologies and reducing network costs. We are striving to establish an innovative business model, offer a wider choice of our data packages and increase customer patronage. In doing so we want to drive usage and maintain value, which will offset the effect of tariff reductions on our financial performance. We have been granted the LTE FDD (Frequency- Division Duplexing) operating permit. Following this, we will speed up network convergence, which allows us to upgrade our network quality at lower costs, resulting in better and more convenient customer services that enhance customer experience. CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY We are committed to maintaining an effective governance structure by putting in place comprehensive and transparent mechanisms as the foundation for good corporate governance. We implemented the “Safeguarding Compliance” programme to ensure our operations adhere to all applicable rules and regulations. We also placed strong emphasis on communication with the investing community throughout the capital markets to promote a higher degree of mutual understanding and trust. Our continued efforts in this aspect have gained wide recognition. So far this year we have won a number of awards, including “Asia’s Icon on Corporate Governance” award, “Asia’s Best Investor Relations Company” award, “Asian Corporate Director Recognition Award”, “Asia’s Best CEO” award and “Asia’s Best CFO” award by the well- respected business magazine Corporate Governance Asia. We always hold close to our hearts the goal to help resolve imbalanced development and issues of underdevelopment by providing quality network, products and services, in order to satisfy people’s needs in their pursuit for a better life. We are committed to fulfilling our social responsibility by narrowing the digital divide, ensuring network and information security, as well as improving people’s livelihood, helping the underprivileged, building out a healthy ecosystem and alleviating poverty. We are pleased to note that our efforts have gained wide recognition from society. FULL-YEAR OUTLOOK A visionary will adjust his strategies over time and a wise man will measure his methods against trends. Industry competition, cross-sector integration, regulatory policies and the organic transition from old drivers to new growth momentum are all changes and challenges that we are well aware of across the board. We will ride on these trends and forge ahead with plans to raise market shares in our key business lines, maintain healthy growth and propel transformation, in order to assume control over the direction of our future development. Our focus for the rest of the year will remain on increasing our customer and data traffic market shares, while striving to maintain our leadership in the personal mobile market. On the one hand, we will proactively and precisely launch all possible measures to expand our business scale, gain market shares and maintain customer value. On the other hand, we will strengthen the cooperation with proven Internet companies to market content-based data products on a more massive scale, in order to further boost data traffic revenue. We will make dynamic moves to unleash synergies in household, corporate and emerging businesses and turn them into growth drivers. This integrative strategy will include marketing a combination of fixed and mobile products in an effort to promote the integrated development of our digital household portfolio and to raise the value of our household business. We will also step up efforts to develop the corporate market by focusing on vertical sectors and accelerating the replication and promotion of fully-fledged industry solutions. Finally, we will increase the contribution from the emerging business by permeating relevant products into the usage scenarios of data users, hence persistently nurturing new growth areas.

China Mobile Limited CHAIRMAN’S STATEMENT We will continue to offer our customers premium services to satisfy their expectations. To do this, firstly, we will strengthen our network and IT system support to solidify the foundation of our services and secondly, to raise customer satisfaction, we will establish a full-service, full-touchpoint service system, while extending our offering to a wider range of smart services through applications of technologies such as AI (Artificial Intelligence) and big data, to ensure that we provide differentiated, precise and proactive services. By doing so, we will enhance the connectivity value to our customers and safeguard our future development. Aligning with these new development trends, we will continue to formulate our strategy in key areas to future-proof our development. Firstly, we will proactively apply AI, big data and cloud computing technology in all aspects of operations to further our own digital transformation. Secondly, we will participate in the evolution of information and communication technology to build out our infrastructure that will enable the new generation of smart connection. Thirdly, as an industry leader, we will continue to promote open operations and collaboration with leading Internet companies and industry partners, working together strategically in order to create an innovative ecosystem that benefits all and promotes value sharing. The development of 5G bears great significance to the Company for its profound implications on our sustainability. We have therefore attached high importance to 5G research and development, as well as 5G trial tests. Following our participation in the finalisation of the first set of international 5G technology standards in the first half of 2018, we will continue to proactively roll out trial tests on the 5G network and other tests on 5G applications in the second half of 2018, as well as investing resources into the 5G Joint Innovation Centre and studying the possibility of cross-industry integration and applications that will speed up the commercialisation of the 5G technology. We are keen to generate returns on our investments and will plan our future investments on 5G taking into consideration the level of maturity of the industry and business models that emerge. It has been our focus to strike a reasonable balance between the needs for near-term returns and longterm development, as well as the expectations of customers, shareholders, the public and the regulators. For full-year 2018, we will maintain stable growth in telecommunications services revenue, net profits and shareholders returns. Looking forward, we have every confidence in the Company’s sustainable development. ACKNOWLEDGEMENT Mr. Sha Yuejia resigned from his positions as Executive Director and Vice President of the Company in May 2018. Having played significant roles, Mr. Sha performed outstandingly and made a tremendous contribution to the Company during his service. On behalf of the Board of Directors, I express our sincere gratitude to Mr. Sha. Mr. Frank Wong Kwong Shing resigned from the role of Independent Non-Executive Director in May 2018 after serving the Board for 15 years. I would like to express my heartfelt gratitude to Mr. Wong for his valuable contribution over the years. Finally, on behalf of the Board, I thank all our shareholders, customers and the public for their longstanding support, and all our staff for their hard work and dedication. We are committed, as always, to maximizing value for our shareholders. Shang Bing Chairman Hong Kong, 9 August 2018

Interim Report 2018 FINANCIAL REVIEW OPERATING REVENUE In the first half of 2018, the Group’s operating revenue recorded a continuous growth to RMB391.8 billion, up by 2.9% over the same period last year, of which revenue from telecommunications services reached RMB356.1 billion, up by 5.5% over the same period last year. The Group has continued to promote the integrated development of the “four growth engines”, with data services continuing to maintain a positive growth momentum. Revenue from data services was RMB283.1 billion, up by 16.3% over the same period last year, and its contribution to the revenue from telecommunications services increased to 79.5%. The Group’s revenue structure was further optimized, of which revenue from wireless data traffic reached RMB205.9 billion, up by 13.0% over the same period last year, and was the largest source of revenue of the Group. Revenue from wireline broadband services was RMB26.0 billion, up by 49.2% over the same period last year, and its contribution to the revenue from telecommunications services continued to increase year after year. Revenue from applications and information services was RMB36.6 billion, up by 23.5% over the same period last year, achieving momentum for rapid scale growth. OPERATING EXPENSES With market competition becoming more intensified and the Group being at the key stage of its transformational development, the Group will continue to adhere to the principle of “forward-looking planning, effective resource allocation, rational investment and refined management” in order to increase revenue, reduce expenditure and maintain favorable profitability. In the first half of 2018, the Group’s operating expenses were RMB322.1 billion, up by 0.4% over the same period last year, representing 82.2% of operating revenue. As a result of effective cost control, percentage of operative expenses to operating revenue were down by 0.3 percentage points over the same period last year. With respect to asset-related costs, the Group has continued to maintain its level of investments in recent years. As its assets scale continued to expand, depreciation expenses increased by 4.2% in the first half of 2018. Tower leasing fee was RMB19.4 billion, up by 5.4% over the same period last year. The Group comprehensively promoted refined management, and maintenance expenses were RMB31.4 billion, down by 4.4% over the same period last year. With respect to selling expenses, the Group focused on the precision marketing of customers and strived to improve the efficiency of marketing resources. Selling expenses decreased by 3.8% over the same period last year. With respect to personnel expenses, the Group continued to adjust and optimize its personnel structure and increased the compensation allocation and motivation in favor of primary frontline and core employees. Moreover, average labor cost has continuously increased society-wide. Employee benefit and related expenses for the first half of 2018 were RMB43.0 billion, up by 5.6% over the same period last year, representing 11.0% of operating revenue. As of 30 June 2018, the total number of employees was 485,000.

China Mobile Limited FINANCIAL REVIEW PROFITABILITY The Group strived to reinforce cost reduction and efficiency enhancement and improved operating efficiency, thereby continuously maintaining favorable profitability. In the first half of 2018, profit attributable to equity shareholders was RMB65.6 billion, up by 4.7% over the same period last year, and the margin of profit attributable to equity shareholders was 16.8%, representing an increase of 0.7 percentage points over the same period last year. EBITDA was RMB145.9 billion, up by 3.7% over the same period last year, and EBITDA margin was 37.2%. EBITDA represented 41.0% of revenue from telecommunications services. CAPITAL EXPENDITURE In order to satisfy customer demands, the Group continued to establish its quality 4G networks by precisely investing in network capacity maintenance and continuously improving indoor in-depth coverage, urban continuous coverage and rural wide area coverage. In the first half of 2018, the Group’s capital expenditure was RMB79.5 billion, representing 22.3% of revenue from telecommunications services, of which RMB25.6 billion was invested in 4G networks, funded primarily by cash generated from operating activities. CAPITAL STRUCTURE The financial position of the Group continued to remain at a steady level. As of 30 June 2018, total assets and total liabilities amounted to RMB1,565.1 billion and RMB530.1 billion, respectively, and the liabilities-to-assets ratio was 33.9%. The Group has firmly adhered to its prudent financial risk management policies and maintained sound repayment capabilities. FINANCIAL POLICIES AND CASH FLOW Amidst the complex operating environment and investment pressure, the Group continued to maintain a healthy cash flow as a result of the stable and favorable growth in its business operations and revenue, refined cost control and the continuous effect of economies of scale. Free cash flow was RMB38.9 billion for the six months ended 30 June 2018. As of 30 June 2018, the Group’s total cash and bank balances were RMB394.8 billion, of which 97.6%, 1.0% and 1.4% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively. The Group will consistently uphold prudent financial policies and strictly monitor and control financial risks in order to maintain a healthy cash flow generating capability as well as value preservation and enhancement capabilities. In addition, the Group will focus on scientific resource allocation, maintain a healthy structure and level of capital and reinforce and develop favorable economic benefits in order to continuously create value for its shareholders.

Interim Report 2018 11

Interim Financial Information

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2018
(Expressed in Renminbi ("RMB"))

	Note	Six months ended 30 June 2018 Million	2017 Million
Operating revenue	5		
Revenue from telecommunications services		356,120	347,950
Revenue from sales of products and others		35,712	40,921
		391,832	388,871
Operating expenses			
Leased lines and network assets		24,396	23,190
Interconnection		10,447	10,600
Depreciation		75,623	72,586
Employee benefit and related expenses	6	42,975	40,711
Selling expenses		32,847	34,140
Cost of products sold		36,354	42,740
Other operating expenses		99,505	96,930
		322,147	320,897
Profit from operations		69,685	67,974
Other gains		751	450
Interest and other income	7	8,110	7,685
Finance costs		(74)	(121)
Share of profit of investments accounted for using the equity method		5,747	5,407
Profit before taxation	8	84,219	81,395
Taxation	9	(18,477)	(18,668)
PROFIT FOR THE PERIOD		65,742	62,727
Other comprehensive income for the period, net of tax:			
Item that will not be subsequently reclassified to profit or loss			
Changes in the fair value of financial assets at fair value through other comprehensive income	14	2	–
Items that may be subsequently reclassified to profit or loss			
Change in value of available-for-sale financial assets		–	3
Exchange differences on translation of financial statements of overseas entities		292	(425)
Share of other comprehensive income/(loss) of investments accounted for using the equity method		551	(754)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		66,587	61,551

China Mobile Limited Interim Financial Information (Continued) UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED) for the six months ended 30 June 2018 (Expressed in RMB) Six months ended 30 June 2018 2017 Note Million Million Profit attributable to: Equity shareholders of the Company 65,641 62,675 Non-controlling interests 101 52 PROFIT FOR THE PERIOD 65,742 62,727 Total comprehensive income attributable to: Equity shareholders of the Company 66,486 61,499 Non-controlling interests 101 52 TOTAL COMPREHENSIVE INCOME FOR THE PERIOD 66,587 61,551 Earnings per share – Basic and diluted 11 RMB3.21 RMB3.06 EBITDA (RMB million) 145,886 140,710 The notes on pages 17 to 39 are an integral part of this interim financial information.

Interim Report 2018 13

Interim Financial Information (Continued)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

as at 30 June 2018
(Expressed in RMB)

	Note	As at 30 June 2018 Million	As at 31 December 2017 Million
Assets			
Non-current assets			
Property, plant and equipment	12	634,581	648,029
Construction in progress	12	94,665	78,112
Land lease prepayments and others		29,417	28,322
Goodwill		35,343	35,343
Other intangible assets		2,307	1,721
Investments accounted for using the equity method	13	136,725	132,499
Deferred tax assets		37,511	33,343
Financial assets at fair value through other comprehensive income	14	57	–
Available-for-sale financial assets	14	–	44
Restricted bank deposits	15	12,539	6,504
Other non-current assets		7,362	–
		990,507	963,917
Current assets			
Inventories		10,641	10,222
Contract assets		4,594	–
Accounts receivable	16	34,482	24,153
Other receivables	17	32,790	31,201
Prepayments and other current assets	17	21,434	24,552
Amount due from ultimate holding company	18	291	221
Tax recoverable		1,280	1,519
Financial assets at fair value through profit or loss	14	86,822	–
Available-for-sale financial assets	14	–	65,630
Restricted bank deposits	15	331	691
Bank deposits	19	299,197	279,371
Cash and cash equivalents	20	82,751	120,636
		574,613	558,196
Total assets		1,565,120	1,522,113

14

China Mobile Limited

Interim Financial Information (Continued)
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 30 June 2018
(Expressed in RMB)

	Note	As at 30 June 2018 Million	As at 31 December 2017 Million
Equity and liabilities			
Liabilities			
Current liabilities			
Accounts payable	21	209,224	233,169
Bills payable		4,260	3,303
Deferred revenue		65,471	85,282
Accrued expenses and other payables		225,909	190,866
Amount due to ultimate holding company	18	8,002	8,646
Current taxation		13,338	8,716
		526,204	529,982
Non-current liabilities			
Deferred revenue – non-current		3,525	2,888
Deferred tax liabilities		364	362
		3,889	3,250
Total liabilities		530,093	533,232
Equity			
Share capital	22	402,130	402,130
Reserves		629,551	583,506
Total equity attributable to equity shareholders of the Company		1,031,681	985,636
Non-controlling interests		3,346	3,245
Total equity		1,035,027	988,881
Total equity and liabilities		1,565,120	1,522,113

The notes on pages 17 to 39 are an integral part of this interim financial information.

Interim Report 2018 15

Interim Financial Information (Continued)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2018
(Expressed in RMB)

	Attributable to equity shareholders of the Company								
	Share capital Million	Capital reserve Million	General reserve Million	Exchange reserve Million	PRC Statutory and other reserves Million	Retained profits Million	Total Million	Non-controlling interests Million	Total equity Million
As at 1 January 2017	402,130	(265,308)	72	609	305,205	536,313	979,021	3,117	982,138
Changes in equity for the six months ended 30 June 2017:									
Profit for the period	–	–	–	–	–	62,675	62,675	52	62,727
Change in value of available-for-sale financial assets	–	3	–	–	–	–	3	–	3
Currency translation difference	–	–	–	(425)	–	–	(425)	–	(425)
Share of other comprehensive loss of investments accounted for using equity method	–	(754)	–	–	–	–	(754)	–	(754)
Total comprehensive income for the period	–	(751)	–	(425)	–	62,675	61,499	52	61,551
Dividends paid during the period (note 10(b))	–	–	–	–	–	(22,204)	(22,204)	(2)	(22,206)
Others	–	–	–	–	45	–	45	–	45
As at 30 June 2017	402,130	(266,059)	72	184	305,250	576,784	1,018,361	3,167	1,021,528
As at 31 December 2017 (As previously reported)	**402,130**	**(266,351)**	**72**	**(126)**	**327,163**	**522,748**	**985,636**	**3,245**	**988,881**
Changes in accounting policies (note 3)	–	**548**	–	–	**1,181**	**4,802**	**6,531**	–	**6,531**
As at 1 January 2018 (As restated)	**402,130**	**(265,803)**	**72**	**(126)**	**328,344**	**527,550**	**992,167**	**3,245**	**995,412**
Changes in equity for the six months ended 30 June 2018:									
Profit for the period	–	–	–	–	–	**65,641**	**65,641**	**101**	**65,742**
Changes in the fair value of financial assets at fair value through other comprehensive income	–	**2**	–	–	–	–	**2**	–	**2**
Currency translation difference	–	–	–	**292**	–	–	**292**	–	**292**
Share of other comprehensive income of investments accounted for using equity method	–	**551**	–	–	–	–	**551**	–	**551**
Total comprehensive income for the period	–	**553**	–	**292**	–	**65,641**	**66,486**	**101**	**66,587**
Dividends paid during the period (note 10(b))	–	–	–	–	–	**(27,060)**	**(27,060)**	–	**(27,060)**
Others	–	–	–	–	**88**	–	**88**	–	**88**
As at 30 June 2018	**402,130**	**(265,250)**	**72**	**166**	**328,432**	**566,131**	**1,031,681**	**3,346**	**1,035,027**

The notes on pages 17 to 39 are an integral part of this interim financial information.

China Mobile Limited Interim Financial Information (Continued) UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS for the six months ended 30 June 2018 (Expressed in RMB) Six months ended 30 June 2018 2017 Million Million Net cash generated from operating activities 118,317 138,265 Net cash used in investing activities (128,602) (117,743) Net cash used in financing activities (27,872) (27,626) Net decrease in cash and cash equivalents (38,157) (7,104) Cash and cash equivalents as at 1 January 120,636 90,413 Effect of changes in foreign exchange rate 272 (301) Cash and cash equivalents as at 30 June 82,751 83,008 The notes on pages 17 to 39 are an integral part of this interim financial information.

Interim Report 2018 Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Expressed in RMB unless otherwise indicated) GENERAL INFORMATION China Mobile Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 3 September 1997. The principal activities of the Company and its subsidiaries (together referred to as the “Group”) are the provision of telecommunications and related services in the Mainland China and in Hong Kong (for the purpose of preparing the unaudited condensed consolidated interim financial information, Mainland China refers to the PRC excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan). The Company’s immediate holding company is China Mobile Hong Kong (BVI) Limited (incorporated in British Virgin Islands), and the Company’s ultimate holding company is China Mobile Communications Group Co., Ltd. (“CMCC”). The address of the Company’s registered office is 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong. The shares of the Company have been listed on The Stock Exchange of Hong Kong Limited since 23 October 1997 and the American Depositary Shares of the Company have been listed on the New York Stock Exchange since 22 October 1997. The unaudited condensed consolidated interim financial information was approved by the board of directors of the Company for issuance on 9 August 2018. The Group’s condensed consolidated interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The condensed consolidated interim financial information has also been reviewed by the Company’s independent auditor, PricewaterhouseCoopers (“PwC”), in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). PwC’s unmodified independent review report to the board of directors is included on page 40 of this interim report. The financial information relating to the year ended 31 December 2017, that is included in the unaudited condensed consolidated interim financial information for the six months ended 30 June 2018 as comparative information, does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows: The Company has delivered the financial statements for the year ended 31 December 2017 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622). The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

China Mobile Limited Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 2 BASIS OF PREPARATION The unaudited condensed consolidated interim financial information for the six months ended 30 June 2018 has been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by HKICPA, which are consistent. The preparation of the unaudited condensed consolidated interim financial information in conformity with IAS/HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-todate basis. Actual results may differ from these estimates. The unaudited condensed consolidated interim financial information should be read in conjunction with the Company’s annual financial statements for the year ended 31 December 2017. The Group’s policies on financial risk management were set out in the financial statements included in the Company’s 2017 Annual Report and there have been no significant changes in these policies for the six months ended 30 June 2018. No events and transactions that are significant to the changes in financial position and performance of the Group since the annual financial statements for the year ended 31 December 2017 should be included in the Group’s unaudited condensed consolidated interim financial information. The unaudited condensed consolidated interim financial information does not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”). 3 SIGNIFICANT ACCOUNTING POLICIES Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2017. The following amended and annual improved standards are mandatory for the first time for the Group’s financial year beginning on 1 January 2018 and are applicable for the Group: IFRS/HKFRS 9 “Financial Instruments” IFRS/HKFRS 15 “Revenue from Contracts with Customers” Annual Improvement to IFRSs/HKFRSs 2014-2016 cycle* IFRIC/HK(IFRIC) – Int 22, “Foreign Currency Transactions and Advance Consideration” * It includes amendment to IFRS/HKFRS 12 “Disclosure of interests in other entities” which was effective in 1 January 2017 and does not have a material impact on the Group. Amendments to IFRS/HKFRS effective for the financial year beginning on 1 January 2018 do not have a material impact on the Group’s unaudited condensed consolidated interim financial information other than IFRS/HKFRS 9 and IFRS/HKFRS 15, details of which are set out in note 3(a) and 3(b), respectively.

Interim Report 2018  Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)  (Expressed in RMB unless otherwise indicated)  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)  (a) IFRS/HKFRS 9 “Financial Instruments” Classification and measurement  From 1 January 2018 onwards, the Group classifies its financial assets, depending on the Group’s business model for managing the financial assets and the contractual terms of the related cash flows, under the following measurement categories:  • those to be measured at amortized cost, and • those to be measured at fair value (either through other comprehensive income, or through profit or loss). (i) The Group’s financial assets measured at amortized cost represent those financial assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. Applying IFRS/HKFRS 9 does not change the previous classification and measurement of these assets. (ii) For equity instruments previously classified as available-for-sale financial assets that are not held for trading, the Group has made an irrevocable election at the time of initial recognition to account for these equity investments at fair value through other comprehensive income (“FVOCI”). There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss when the Group’s right to receive payments is established. (iii) Assets that do not meet the criteria for amortized cost or are not elected/classified as FVOCI are classified as financial assets at fair value through profit or loss (“FVPL”), which mainly comprises the wealth management products issued by banks (“WMP”). A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within interest and other income in the period in which it arises. Following the adoption of IFRS/HKFRS 9 from 1 January 2018 with the transitional provisions in IFRS/HKFRS 9, it resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements and the comparative figures have not been restated. There is no impact to the Group’s total equity attributable to equity shareholders of the Company arising from the reclassification of financial assets when applying IFRS/HKFRS 9.

China Mobile Limited Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (a) IFRS/HKFRS 9 “Financial Instruments” (Continued) Impairment From 1 January 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The Group has adopted the simplified expected credit loss model for its accounts receivable and contract assets, as required by IFRS/ HKFRS 9 and the expected credit loss model for other debt instruments carried at amortized cost, which have low credit risk at both the beginning and end of the reporting period. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Financial assets are written off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the Group. Where loans or receivables have been written off, the Group continues to attempt to recover the receivable due. Where recoveries are made, the recovered amount is recognized in profit or loss. (i) Accounts receivable and contract assets Compared to the incurred loss model under previous IAS/HKAS 39, applying the new expected credit model didn’t result in significant changes to the loss allowances for accounts receivable as at 30 June 2018 and 1 January 2018. The related retained profits was reduced by RMB165 million and the PRC statutory reserves was reduced by RMB6 million as at 1 January 2018. Please refer to note 3(b) for details of the loss allowances for contract assets on 1 January 2018. (ii) Other financial assets at amortized cost Other financial assets at amortized cost include cash and cash equivalents, bank deposits, loans to related parties and other receivables, etc. They are considered to be of low credit risk and thus the impairment provision recognized is limited to 12 months expected losses. Management considers that the expected credit loss is close to zero. Investments accounted for using the equity method Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”), a major associate of the Group has adopted IFRS 9 for the year beginning 1 January 2018 using the modified retrospective approach without restating the comparative figures in accordance with the transitional provisions stipulated in IFRS 9. Accordingly, the opening balance of investment accounted for using the equity method, the opening retained profits and PRC statutory reserves of the Group as at 1 January 2018 was reduced by RMB2,194 million, RMB2,194 million, and RMB548 million, respectively; while the other comprehensive income of the Group as at the same date was increased by RMB548 million. Impact on the Group’s equity The impact resulting from the adoption of IFRS/HKFRS 9 on the Group’s equity as at 1 January 2018 led to a decrease of RMB2,359 million of the retained profits, a decrease of RMB554 million of the PRC statutory reserves and an increase of RMB548 million of the other comprehensive income recorded in capital reserve of the Group, respectively.

Interim Report 2018 Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (b) IFRS/HKFRS 15 “Revenue from Contracts with Customers” In accordance with IFRS/HKFRS 15, revenue is measured at the transaction price which is the amount of consideration to which the Group entitled in exchange for transferring promised services or goods to the customer. For offerings which included the provision of multiple performance obligations, such as telecommunications services (such as voice and data services), telecommunication related products (such as handsets), customer point rewards and/or other promotional goods/services, the Group allocates the transaction price received/receivable from customers to each performance obligation based on the relative stand-alone selling prices. Revenue for each performance obligation is then recognized when the Group satisfies the performance obligation by transferring the promised goods or services to a customer. Revenue is recognized when the customer obtains the control of the telecommunications services over the time of provision of the services. Revenue is recognized when a customer obtains the control of the product at a point of time. When the Group is acting as agent in satisfying a performance obligation, the revenue is recognized in the net amount of any fee or commission to which it expects to be entitled from another party. The Group is acting as an agent when the Group does not obtain the control of a specified good/service before it is transferred to the customer, after considering the primary obligor in the arrangement, the establishment of selling price, and the inventory risks. The excess of the cumulative revenue recognized over the cumulative consideration received and due from the contracted customer is recognized as a contract asset on the consolidated balance sheet. On the contrary, the excess of the cumulative consideration received from the contracted customer over the cumulative revenue recognized is recognized as a contract liability recorded in deferred revenue. The contract asset and the contract liability are calculated on a contract-bycontract basis and are classified as current and non-current portions based on their respective recovery or settlement periods. Non-current portion of contract assets are presented in other non- current assets. Incremental costs incurred to obtain a contract, which mainly comprise certain types of sales commissions, are capitalized as other non-current assets and subsequently amortized on a straight- line basis, if recoverable. The previous accounting policy for the sales of multiple performance obligations was disclosed in note 2(r) and note 40 in the annual financial statements for the year ended 31 December 2017. The Group has adopted IFRS/HKFRS 15 from 1 January 2018 which resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In accordance with the transition provisions in IFRS/HKFRS 15, the Group has adopted the new rule under the modified retrospective approach and the comparative figures have not been restated. To reflect this change in accounting policy, as at 1 January 2018 the Group recognized contract assets of RMB5,654 million, net of a related impairment provision amounting to RMB303 million, and contract costs of RMB4,954 million, reduced its contract liabilities by RMB1,167 million, respectively. Accordingly, the overall impact on the Group’s equity as at the same date were an increase of RMB7,161 million of retained profits, and an increase of RMB1,735 million of the PRC statutory reserves, respectively.

China Mobile Limited Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (c) Impact of standards issued but not yet applied by the Group In addition, the IASB and HKICPA also published a number of new standards, amendments to standards and interpretations which are effective for the financial year beginning on or after 1 January 2019 and have not been early adopted by the Group. Management is assessing the impact of such new standards and amendments to standards and will adopt the relevant standards and amendments to standards in the subsequent periods as required. IFRS/HKFRS 16 “Leasing” The Group is currently performing a detailed assessment of the effects of applying IFRS/HKFRS 16. The scopes and areas of the impact by IFRS/HKFRS 16 were set out in the Company’s 2017 Annual Report. In order to adopt IFRS/HKFRS 16 upon the mandatory effective date, the Group has started to update its business processes and will continue to assess the impact on the Group’s consolidated financial statements. The quantitative impact of IFRS/HKFRS 16 cannot be reasonably estimated before the update and the respective detailed review are completed. The Group does not intend to adopt IFRS/HKFRS 16 before its mandatory effective date. 4 SEGMENT REPORTING An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (the “CODM”) in order to allocate resource and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside of Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

Interim Report 2018 Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) OPERATING REVENUE Six months ended 30 June 2018 2017 Million Million Revenue from telecommunications services Voice services 62,914 88,127 Data services 283,121 250,540 Others 10,085 9,283 356,120 347,950 Revenue from sales of products and others 35,712 40,921 391,832 388,871 The majority of the Group’s operating revenue is from contracts with customers, the remaining is not material. Based on the static calculation, with the adoption of IFRS/HKFRS 15 for the six months ended 30 June 2017, operating revenue and revenue from telecommunications services would have decreased by RMB8,158 million and RMB10,446 million, respectively; revenue from sales of products and others would have increased by RMB2,288 million. Without the adoption of IFRS/HKFRS 15 for the six months ended 30 June 2018, operating revenue and revenue from telecommunications services would have increased by RMB2,870 million and RMB4,711 million, respectively; revenue from sales of products and others would have decreased by RMB1,841 million.

China Mobile Limited Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 6 EMPLOYEE BENEFIT AND RELATED EXPENSES Six months ended 30 June 2018 2017 Million Million Salaries, wages, labor service expenses and other benefits 37,135 35,418 Retirement costs: contributions to defined contribution retirement plans 5,840 5,293 42,975 40,711 7 INTEREST AND OTHER INCOME Interest and other income mainly comprise interest income derived from deposits placed with banks and other income derived from wealth management products issued by banks (“WMP”). For the six months ended 30 June 2018, interest income from bank deposits was RMB6,021 million (for the six months ended 30 June 2017: RMB6,492 million). For the six months ended 30 June 2018, the income from WMP was the result of changes in fair value of WMP, amounting to RMB2,089 million. Please refer to note 14 for the measurement of the respective fair values of the WMP. 8 PROFIT BEFORE TAXATION Profit before taxation is arrived at after charging the following items included in Other Operating Expenses: Six months ended 30 June 2018 2017 Million Million Maintenance 31,393 32,826 Impairment loss for doubtful accounts 2,663 2,185 Amortization of other intangible assets 578 150 Operating lease charges – land and buildings 6,554 6,635 – others 2,562 2,741 Operation support and research and development expenses 23,311 19,064

Interim Report 2018 Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) TAXATION Six months ended 30 June 2018 2017 Note Million Million Current tax Provision for Hong Kong profits tax on the estimated assessable profits for the period (i) 183 138 Provision for the PRC enterprise income tax on the estimated taxable profits for the period (ii) 25,294 25,214 25,477 25,352 Deferred tax Origination and reversal of temporary differences, net (7,000) (6,684) 18,477 18,668 Note: (i) The provision for Hong Kong profits tax is calculated at 16.5% of the estimated assessable profits for the six months ended 30 June 2018 (for the six months ended 30 June 2017: 16.5%). (ii) The provision for the PRC enterprise income tax is computed based on the statutory tax rate of 25% on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2018 (for the six months ended 30 June 2017: 25%). Certain subsidiaries of the Company enjoy a preferential tax rate of 15% (for the six months ended 30 June 2017: 15%). (iii) On 22 April 2009, SAT issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (“2009 Notice”). The Company is qualified as a PRC offshore- registered resident enterprise for the purposes of the 2009 Notice. In accordance with the provisions under the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company received/receivable from its subsidiaries in the PRC is exempt from PRC enterprise income tax.

26 China Mobile Limited (Expressed in RMB unless otherwise indicated) Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) 10 DIVIDENDS (a) Dividends attributable to the period Six months ended 30 June 2018 2017 Million Million Ordinary interim dividend declared after the balance sheet date of HK$1.826 (equivalent to approximately RMB1.540) (2017: HK$1.623 (equivalent to approximately RMB1.409)) per share 31,522 28,842 Special dividend declared after the balance sheet date of HK$3.200 (equivalent to approximately RMB2.777) per share in 2017 – 56,867 31,522 85,709 The 2018 ordinary interim dividend, which is declared in Hong Kong dollars, is translated into RMB with reference to the rate HK$1=RMB0.8431, being the rate announced by the State Administration of Foreign Exchange in the PRC on 29 June 2018. As the ordinary interim dividend was declared after the balance sheet date, such dividend had not been recognized as liability as at 30 June 2018. In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend, when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals. (b) Dividends attributable to the previous financial year, approved and paid during the period Six months ended 30 June 2018 2017 Million Million Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$1.582 (equivalent to approximately RMB1.322) (2017: HK$1.243 . (equivalent to approximately RMB1.112)) per share. 27,060 22,204

Interim Report 2018 Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 11 EARNINGS PER SHARE The calculation of basic earnings per share for the six months ended 30 June 2018 is based on the profit attributable to equity shareholders of the Company of RMB65,641 million (for the six months ended 30 June 2017: RMB62,675 million) and the weighted average number of 20,475,482,897 shares (for the six months ended 30 June 2017: 20,475,482,897 shares) in issue during the six months ended 30 June 2018. For the six months ended 30 June 2018 and 2017, there were no dilutive potential ordinary shares of the Company outstanding. Therefore, there was no dilution impact on weighted average number of shares (diluted) of the Company. 12 PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS (a) Acquisition of property, plant and equipment and construction in progress During the six months ended 30 June 2018, the Group acquired items of property, plant and equipment and construction in progress with an aggregate cost of RMB78,831 million (for the six months ended 30 June 2017: RMB85,348 million). (b) Write off of property, plant and equipment Property, plant and equipment with a net book value of approximately RMB372 million were written off during the six months ended 30 June 2018 (for the six months ended 30 June 2017: approximately RMB661 million). 13 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD The amounts recognized in the unaudited condensed consolidated balance sheet are as follows: As at As at 30 June 31 December 2018 2017 Million Million Associates 135,577 131,636 Joint ventures 1,148 863 136,725 132,499 Please refer to the note 3(a) for the impact of adoption of IFRS/HKFRS 9 for SPD Bank.

28
China Mobile Limited
Interim Financial Information (Continued)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

13 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

Details of major associates are as follows:

Name of associate	Place of incorporation/ establishment and operations	Proportion of ownership interest held by the Company's subsidiary	Principal activity
Unlisted company			
China Tower Corporation Limited ("China Tower")	The PRC	38%	Construction, maintenance and operation of telecommunications towers
Listed company			
SPD Bank	The PRC	18%	Provision of banking services
IFLYTEK Co., Ltd. ("IFLYTEK")	The PRC	13%	Provision of Chinese speech and language technology products and services
True Corporation Public Company Limited ("True Corporation")	Thailand	18%	Provision of telecommunications services

(i) The fair values of the interests in SPD Bank, IFLYTEK and True Corporation were assessed based on quoted market prices (level 1: quoted price (unadjusted) in active markets) as at the balance sheet date, without any deduction of transaction costs, and disclosed as follows:

	As at 30 June 2018		As at 31 December 2017	
	Carrying amount Million	**Fair value Million**	Carrying amount Million	Fair value Million
Interest in listed associates				
– SPD Bank	**81,959**	**51,002**	78,559	67,166
– IFLYTEK	**1,845**	**8,620**	1,852	10,598
– True Corporation	**7,403**	**6,360**	7,472	7,450
	91,207	**65,982**	87,883	85,214

Interim Report 2018 Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 13 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED) (ii) The Group assesses at the end of each reporting period whether there is objective evidence that interest in associates are impaired. As at 30 June 2018, the fair value of investment in SPD Bank was assessed to be RMB51,002 million (as at 31 December 2017: RMB67,166 million), which was below its carrying amount by approximately 37.8% (as at 31 December 2017: approximately 14.5%). Management of the Group performed an impairment test and determined the respective recoverable amount of the investment by the adoption of the value-in-use method. The calculation has considered pre-tax cash flow projections of SPD Bank for the five years ending 30 June 2023 with an extrapolation made to perpetuity. The discount rate used to discount the cash flows to their respective net present values was based on cost of capital used to evaluate investments of similar nature in Mainland China. Management judgement is required in estimating the future cash flows of SPD Bank. The key assumptions are determined with reference to external sources of information such as analysts’ reports. Based on the management’s assessment results and sensitivity analysis performed, there was no impairment of the investment as at 30 June 2018. As at 30 June 2018, the fair value of investment in True Corporation was assessed to be RMB6,360 million (as at 31 December 2017: RMB7,450 million), which was below its carrying amount by approximately 14.1% (as at 31 December 2017: approximately 0.3%). Management of the Group performed an impairment test by considering fluctuations of True Corporation’s share price and its financial performance. Management of the Group concluded that the decline in fair value of interest in True Corporation as at 30 June 2018 was just temporary and being not significant. In addition, the financial performance of True Corporation had met the original expectation. As a result, there was no impairment recognized for the investment as at 30 June 2018. Other than above, the management has determined that there was no impairment indicator of the Group’s interests in other associates as at 30 June 2018 and 31 December 2017. Details of major joint venture are as follows: In 2015, China Mobile Communication Co., Ltd. (“CMC”), a wholly-owned subsidiary of the Company, together with State Development & Investment Corporation and China Mobile State Development & Investment Management Company Limited (45% of its registered capital is owned by CMCC), established China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership) (the “Fund”). CMC committed to invest RMB1,500 million in cash, which represents 50% of the equity interest of the Fund. As at 30 June 2018, CMC had contributed RMB1,112 million (as at 31 December 2017: RMB759 million) to the Fund with an outstanding commitment to further invest RMB388 million (as at 31 December 2017: RMB741 million) to the Fund upon a request lodged by the Fund. There were no contingent liabilities relating to the Group’s interest in this joint venture as at 30 June 2018.

China Mobile Limited Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 14 FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS As at 31 December 2017 (As previously reported) Available-for-sale financial assets Equity investments WMP Million Million 44 65,630 FVOCI Million – FVPL Million – Changes in accounting policies (44) (65,630) 44 65,630 As at 1 January 2018 (As restated) – – 44 65,630 Purchase – – 10 81,390 Maturity – – – (62,287) Fair value gains recognized in profit or loss – – – 2,089 Fair value gains recognized in other comprehensive income, before tax ––3– As at 30 June 2018 – – 57 86,822 Note: (i) The category of FVOCI is the equity investments that are not held for trading. The equity investments represent the Group’s investments in other companies at fair values (level 1: quoted price (unadjusted) in active markets; or level 3: inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)) through other comprehensive income as at 30 June 2018 and 31 December 2017. (ii) The category of FVPL mainly comprises WMPs. The WMPs will mature within one year with variable return rates indexed to the performance of underlying assets. As at 30 June 2018 and 31 December 2017, they were measured at the fair value as level 3 of fair value hierarchy. The fair values were determined based on cash flow discounted assuming the expected return will be obtained upon maturity. There were no transfers between the levels of fair value hierarchy for the six months ended 30 June 2018. The remaining financial instruments were carried at amounts not materially different from their respective fair values at the balance sheet dates.

Interim Report 2018 31
Interim Financial Information (Continued)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

15 RESTRICTED BANK DEPOSITS

	As at 30 June 2018			As at 31 December 2017		
	Non-current assets Million	Current assets Million	Total Million	Non-current assets Million	Current assets Million	Total Million
Restricted bank deposits						
– Statutory deposit reserves (Note)	4,787	–	4,787	3,453	–	3,453
– Deposited customer reserves (Note)	7,746	–	7,746	3,047	–	3,047
– Pledged bank deposits	6	331	337	4	691	695
	12,539	331	12,870	6,504	691	7,195

Note: The statutory deposit reserves and the deposited customer reserves are deposited by the subsidiaries of the Company, China Mobile Finance Company Limited ("China Mobile Finance") and China Mobile E-Commerce Co., Ltd., respectively, in accordance with relevant requirements of the People's Bank of China ("PBOC"), which are not available for use in the Group's daily operations.

16 ACCOUNTS RECEIVABLE

Aging analysis of accounts receivable, net of allowance for impairment loss of doubtful accounts is as follows:

	As at 30 June 2018 Million	As at 31 December 2017 Million
Within 30 days	17,084	13,711
31-60 days	3,781	3,002
61-90 days	2,432	1,798
Over 90 days	11,185	5,642
	34,482	24,153

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Customers with balances that are overdue or have exceeded credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable is mainly due to the increase in revenue from corporate markets. Customers from corporate markets normally enjoy longer credit term and have better creditability.

Accounts receivable are expected to be recovered within one year.

32 China Mobile Limited
Interim Financial Information (Continued)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

17 OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS

Other receivables comprise certain items which are expected to be recovered within one year. They primarily include interest receivable from banks, utilities deposits and rental deposits, short-term loans granted to China Tower of RMB6,000 million (as at 31 December 2017: RMB8,050 million) and other short-term loans such as placements with banks and other financial institutions of RMB6,850 million (as at 31 December 2017: RMB5,600 million) through China Mobile Finance at interest rates mutually agreed among the parties with reference to the market interest rates.

Prepayments and other current assets primarily consist of rental prepayments, maintenance prepayments and input VAT to be deducted.

18 AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

Amount due from ultimate holding company is unsecured, interest free, repayable on demand and the balance arises during the ordinary course of business. They are of low credit risks because there are no history of defaults for this financial assets and hence the loss allowance recognized during the period, if any, was limited to 12 months expected losses.

As at 30 June 2018, amount due to ultimate holding company comprises the short-term deposits of CMCC and its subsidiaries ("CMCC Group") in China Mobile Finance amounting to RMB7,870 million (as at 31 December 2017: RMB8,611 million) and the corresponding interest payable arising from the deposits. The deposits are unsecured and carry interest at prevailing market rate.

19 BANK DEPOSITS

Bank deposits represent term deposits with banks with original maturity exceeding three months. The applicable interest rate is determined mainly in accordance with the benchmark interest rate published by PBOC or with reference to the market interest rate.

20 CASH AND CASH EQUIVALENTS

	As at 30 June 2018 Million	As at 31 December 2017 Million
Bank deposits with original maturity within three months	14,491	5,907
Cash at banks and on hand	68,260	114,729
	82,751	120,636

Interim Report 2018 Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 21 ACCOUNTS PAYABLE Accounts payable primarily include payables for expenditure of network expansion, maintenance and interconnection expenses. The aging analysis of accounts payable is as follows: As at 30 June 2018 Million As at 31 December 2017 Million Payable in the periods below: Within 1 month or on demand 182,761 201,429 After 1 month but within 3 months 8,709 13,086 After 3 months but within 6 months 8,530 7,660 After 6 months but within 9 months 2,285 2,761 After 9 months but within 12 months 6,939 8,233 209,224 233,169 All of the accounts payable are expected to be settled within one year or are repayable on demand. 22 SHARE CAPITAL Ordinary shares, issued and fully paid: Number of Equivalent shares HK$ million RMB million As at 1 January 2018 and 30 June 2018 20,475,482,897 382,263 402,130

China Mobile Limited Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 23 RELATED PARTY TRANSACTIONS (a) Transactions with CMCC Group The following is a summary of principal related party transactions entered into by the Group with CMCC Group for the six months ended 30 June 2018 and 2017. The majority of these transactions also constitute continuing connected transactions as defined under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Six months ended 30 June 2018 2017 Note Million Million Telecommunications services revenue (i) 1 22 Property leasing and management services revenue (ii) 70 86 Property leasing and management services charges (ii) 441 449 Network assets leasing charges (iii) 1,169 1,243 Network capacity leasing charges (iii) 264 698 Short-term bank deposits received (iv) 7,870 136 Short-term bank deposits repaid (iv) 8,611 5,552 Interest expenses (iv) 74 4 Note: (i) The amount represents telecommunications services settlement received/receivable from CMCC Group for the provision of telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, and telecommunications line maintenance services. (ii) The amounts represent the rental and property management fees received/receivable from or paid/payable to CMCC Group in respect of offices, retail outlets and warehouses. (iii) The amounts represent the network assets leasing settlement paid/payable to CMCC Group, and the TD-SCDMA network capacity charges paid/payable to CMCC Group. (iv) The amounts represent the bank deposits received from or repaid to CMCC Group and interest expenses paid/payable to CMCC Group in respect of the deposits.

Interim Report 2018 Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 23 RELATED PARTY TRANSACTIONS (CONTINUED) (b) Amounts due from/to CMCC Group Amounts due from/to CMCC Group, other than amounts due from/to ultimate holding company (note 18), which are included in the following accounts captions, are summarized as follows: As at As at 30 June 31 December 2018 2017 Million Million Accounts receivable 267 301 Other receivables 114 116 Accounts payable 5,296 4,580 Accrued expenses and other payables 111 131 The amounts are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business. (c) Significant transactions with associates and joint venture of the Group and of CMCC Group The Group has entered into transactions with associates and joint venture of the Group or CMCC. The major transactions entered into by the Group and these companies and amounts due from/to these companies are as follows: As at As at 30 June 31 December 2018 2017 Note Million Million Accounts receivable (i) 246 313 Interest receivable (ii) 1,065 997 Other receivables (iii) 9,138 12,565 Prepayments and other current assets 113 51 Available-for-sale financial assets (iii) – 31,778 Financial assets at FVPL (iii) 47,411 – Bank deposits (iii) 76,623 62,969 Accounts payable (iv) 4,265 4,479 Accrued expenses and other payables (iv) 9,023 5,429

China Mobile Limited Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 23 RELATED PARTY TRANSACTIONS (CONTINUED) (c) Significant transactions with associates and joint venture of the Group and of CMCC Group (Continued) Six months ended 30 June 2018 2017 Note Million Million Telecommunications services revenue (i) 311 269 Property leasing and management services revenue (v) 23 – Charges for use of tower assets (iv) 19,420 18,419 Interest and other income (ii) 2,347 2,152 Dividend income 156 839 Note: (i) The amounts represent the telecommunications services revenue received/receivable from the Group’s associates. (ii) The amounts primarily represent interest received/receivable from deposits placed with SPD Bank, short-term loans granted to China Tower and placements with SPD Bank by China Mobile Finance; and represent the income from WMP purchased from SPD Bank. The interest rate of deposits placed with SPD Bank is determined in accordance with the benchmark interest rate published by PBOC. (iii) Other receivables primarily represent the short-term loans granted to China Tower and placements with SPD Bank by China Mobile Finance, and withholding power and utilities expenses and lease charges due from China Tower, etc.. The loans will mature by or before June 2019. Available-for-sale financial assets and financial assets at FVPL represent the WMP purchased from SPD Bank and bank deposits represent the deposits placed with SPD Bank. (iv) The amounts primarily represent the charges paid/payable to China Tower for the use of telecommunications towers and related assets and the services. (v) The amount represents the property leasing revenue received/receivable from China Tower.

Interim Report 2018 37
Interim Financial Information (Continued)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

23 RELATED PARTY TRANSACTIONS (CONTINUED)

(d) Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organization (collectively referred to as "government-related entities").

Apart from transactions with CMCC Group (note 18 and 23(a)), associates and joint venture (note 23(c)) and the transaction to increase contribution to the Fund (note 13), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

- rendering and receiving telecommunications services, including interconnection revenue/charges
- purchasing of goods, including use of public utilities
- placing of bank deposits

These transactions are conducted during the ordinary course of the Group's business based on terms comparable to terms of transactions enacted with other entities that are not government-related. The Group prices its telecommunications services and products based on commercial negotiations with reference to rules and regulations stipulated by related authorities of the PRC Government, where applicable. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

24 COMMITMENTS

(a) Capital commitments

The Group's capital expenditure contracted for as at the balance sheet dates but not provided in the unaudited condensed consolidated interim financial information were as follows:

	As at 30 June 2018 Million	As at 31 December 2017 Million
Land and buildings	11,546	10,950
Telecommunications equipment	52,077	32,112
	63,623	43,062

China Mobile Limited Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 24 COMMITMENTS (CONTINUED) (b) Operating lease commitments The total future minimum lease payments under non-cancellable operating leases as at the balance sheet dates are as follows: Leased lines Land and and network buildings assets Others Total Million Million Million Million As at 30 June 2018 Within one year 10,647 49,927 1,032 61,606 After one year but within five years 21,972 120,229 924 143,125 After five years 5,170 1,973 57 7,200 37,789 172,129 2,013 211,931 As at 31 December 2017 Within one year 10,344 46,730 1,023 58,097 After one year but within five years 20,372 112,465 961 133,798 After five years 4,831 1,183 58 6,072 35,547 160,378 2,042 197,967 The Group leases certain land and buildings, leased lines and network assets, motor vehicles, computer and other office equipment under operating leases. (c) Investment commitments The Group has an investment commitment to a joint venture (see note 13).

Interim Report 2018 Interim Financial Information (Continued) NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 25 POST BALANCE SHEET EVENTS After the balance sheet date, the board of directors proposed an ordinary interim dividend. Further details are disclosed in note 10(a). On 8 August 2018, China Tower successfully listed on the Main Board of The Stock Exchange of Hong Kong Limited and made an offering of 43,114,800,000 new ordinary shares (including both Hong Kong and International offerings, assuming no exercise of the over-allotment option) at a price of HK$1.26 (equivalent to approximately RMB1.10) per share. The listing of China Tower led to an increase in the amount of investments accounted for using the equity method of the Group’s interest in China Tower.

China Mobile Limited REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION To the Board of Directors of China Mobile Limited (Incorporated in Hong Kong with limited liability) INTRODUCTION We have reviewed the condensed interim financial information set out on pages 11 to 39, which comprises the condensed consolidated balance sheet of China Mobile Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2018 and the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof, and to be in compliance with either International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 “Interim Financial Reporting” (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants, depending on whether the issuer’s annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”) respectively. As the annual financial statements of the Group are prepared in accordance with both IFRSs and HKFRSs, the directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with both IAS 34 and HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. SCOPE OF REVIEW We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. CONCLUSION Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting” and Hong Kong Accounting Standard 34 “Interim Financial Reporting”. PricewaterhouseCoopers Certified Public Accountants Hong Kong, 9 August 2018

Interim Report 2018 OTHER INFORMATION DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES One of the directors of the Company personally held ordinary shares of the Company. Details of the director’s holding of ordinary shares of the Company as at 30 June 2018 are as follows: Long Positions in the Shares and Underlying Shares of the Company Percentage of the total Ordinary number of Director Capacity shares held issued shares* Dr. Moses CHENG Mo Chi Beneficial owner 300,000 0.00% * The calculation is based on the total number of issued ordinary shares of the Company (i.e. 20,475,482,897 ordinary shares) as at 30 June 2018, and rounded off to two decimal places. Apart from those disclosed herein, as at 30 June 2018, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong) (“SFO”)) that is recorded in the register required to be kept under section 352 of the SFO or any interests otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”). DIRECTORS’, CHIEF EXECUTIVE’S AND EMPLOYEES’ RIGHTS TO ACQUIRE SHARES At no time during the six months ended 30 June 2018 was the Company, any of its holding companies or subsidiaries, or any of its holding companies’ subsidiaries a party for any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate. SUBSTANTIAL SHAREHOLDERS’ AND OTHER PERSONS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES The Company has been notified of the following interests in the Company’s issued shares as at 30 June 2018 amounting to 5% or more of the ordinary shares in issue: Long Positions in the Shares and Underlying Shares of the Company Percentage of theOrdinary shares held total number of directly indirectly issued shares (i) China Mobile Communications Group Co., Ltd. (formerly known as China Mobile Communications Corporation) – 14,890,116,842 72.72% (ii) China Mobile (Hong Kong) Group Limited (“CMHK (Group)”) – 14,890,116,842 72.72% (iii) China Mobile Hong Kong (BVI) Limited (“CMHK (BVI)”) 14,890,116,842 – 72.72% Note: In light of the fact that China Mobile Communications Group Co., Ltd. and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of CMHK (BVI), in accordance with the SFO, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of China Mobile Communications Group Co., Ltd. and CMHK (Group).

China Mobile Limited OTHER INFORMATION SUBSTANTIAL SHAREHOLDERS’ AND OTHER PERSONS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES (CONTINUED) Apart from the foregoing, as at 30 June 2018, no other person (other than a director or the chief executive of the Company) had any interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company and the Stock Exchange. CHANGES IN DIRECTORS’ BIOGRAPHICAL DETAILS Changes in directors’ biographical details since the date of the Company’s 2017 Annual Report are set out below: On 17 May 2018, (i) Mr. Sha Yuejia resigned from his positions as an Executive Director and a Vice President of the Company by reason of retirement; (ii) Mr. Frank Wong Kwong Shing resigned from his positions as an Independent Non-Executive Director, the Chairman of the Audit Committee, a member of the Nomination Committee and a member of the Remuneration Committee of the Company by reason of retirement; and (iii) Dr. Yang Qiang was appointed as an Independent Non-Executive Director and a member of the Audit Committee of the Company. The biographical details of Dr. Yang Qiang were set out in the Company’s announcement dated 17 May 2018. In May 2018, Mr. Dong Xin was appointed as a non-executive director of China Tower Corporation Limited (a company listed in Hong Kong since 8 August 2018). In June 2018, Mr. Yiu Kin Wah Stephen was appointed as an independent non-executive director of ANTA Sports Products Limited (a company listed in Hong Kong). Dr. Yang Qiang is currently an artificial intelligence consultant to WeBank Co., Ltd., and has resigned from his position as an independent director of the same company. Save as disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES During the six months ended 30 June 2018, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities. AUDIT COMMITTEE The Audit Committee reviewed with management the unaudited condensed consolidated interim financial information for the six months ended 30 June 2018 and the accounting principles and practices adopted by the Group, and discussed auditing, internal control and financial report matters. COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE For the six months ended 30 June 2018, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules, except that the Company and its directors (including independent non-executive directors) have not entered into any service contract with a specific term. All directors are subject to retirement by rotation and re-election at the annual general meetings every three years.

Interim Report 2018 OTHER INFORMATION COMPLIANCE WITH THE MODEL CODE The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules to regulate the directors’ securities transactions. All directors have confirmed, following specific enquiry by the Company, that they had complied with the required standard set out in the Model Code throughout the period from 1 January 2018 to 30 June 2018. APPENDIX 16 TO THE LISTING RULES According to paragraph 40 of Appendix 16 to the Listing Rules headed “Disclosure of Financial Information”, save as disclosed herein, the Company confirms that the Company’s current information in relation to those matters set out in paragraph 32 of Appendix 16 has not been changed significantly from the information disclosed in the Company’s 2017 Annual Report. CLOSURE OF REGISTER OF MEMBERS The Board of Directors of the Company declared an interim dividend for the six months ended 30 June 2018 of HK$1.826 per share (before withholding and payment of PRC enterprise income tax) (the “2018 Interim Dividend”) to the shareholders of the Company. The register of members of the Company will be closed from Monday, 3 September 2018 to Wednesday, 5 September 2018 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2018 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 31 August 2018. The 2018 Interim Dividend will be paid on or about Thursday, 27 September 2018 to those shareholders on the register of members on Wednesday, 5 September 2018 (the “Record Date”). WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2018 INTERIM DIVIDEND Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2018 Interim Dividend to its nonresident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2018 Interim Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2018 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of the Stock Exchange through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2018 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax.

China Mobile Limited OTHER INFORMATION WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2018 INTERIM DIVIDEND (CONTINUED) If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Friday, 31 August 2018. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

China Mobile Limited 60/F., The Center, 99 Queen’s Road Central, Hong Kong Tel : (852) 3121 8888 Fax : (852) 3121 8809 Website : www.chinamobileltd.com Welcome to China Mobile Limited's website This interim report is printed on environmentally friendly paper